FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             As at November 30, 2003

                              CIK Number 0001095847


                             ROCKWELL VENTURES INC.
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                       Note: Regulation S-T Rule 101(b)(1)
                         only permits the submission in
                             paper of a Form 6-K if
                         submitted solely to provide an
                            attached annual report to
                                security holders.


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the
  registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not
               required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on DGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

                                   Signatures
                 Pursuant to the requirements of the Securities
                      Exchange Act of 1934, the registrant
                        has duly caused this report to be
                           signed on its behalf by the
                     undersigned, thereunto duly authorized.


                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                             Date: January 30, 2004

* Print the name and title of the signing officer under his signature.

                             ROCKWELL VENTURES INC.
                                QUARTERLY REPORT
                                NOVEMBER 30, 2003
--------------------------------------------------------------------------------


MANAGEMENT DISCUSSION AND ANALYSIS

Rockwell Ventures Inc. ("Rockwell" or the "Company") is a natural resource company engaged in the exploration of mineral properties.

The Company holds a 100% interest in the Ricardo Property in the Republic of Chile. The Ricardo Property is a porphyry copper prospect located near Calama, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporacion National del Cobre de Chile's ("Codelco", Chile's national mining company) large operation called the Chuquicamata Mine. Rockwell's wholly-owned subsidiary Minera Ricardo Resources Inc. S.A. ("Minera Ricardo") has obtained a provisory mining easement and has applied for two other easements plus an injunction in an attempt to prevent Codelco from building a housing project and infrastructure over the Company's mining rights, or alternatively to receive fair compensation from Codelco. Rockwell intends to continue to contact and negotiate with Codelco to resolve the impasse. The Company is optimistic that further exploration work, financed by Rockwell or in conjunction with other partners, will identify one or more deposits on the Ricardo Property.

On November 19, 2003, Rockwell announced that it had, subject to approvals of the TSX Venture Exchange, entered into a property agreement with GMD Resources Ltd. ("GMD") to earn a 60% interest in the Royce Claims, located in northern Canada, 110 kilometres north-northwest of the city of Yellowknife, Northwest Territories. Rockwell may acquire its interest in the Royce Claims by making payments of cash and private placements into GMD, and incurring project expenditures totalling $10 million over a period of up to five years.

The Royce Claims host one of the most focused diamond exploration targets in Canada's premier diamond region - the Slave Geological Province. Two of the world's newest large-scale diamond operations, BHP's Ekati mine and Rio Tinto and Aber's Diavik mine, occur in the Slave Province, which has also become a focus of global diamond exploration. The Royce property is located at the heads of the Wheeler Lake and Bessonette diamond indicator mineral trains that include G-10 garnets, ilmenites and chromites, chemically compatible with the diamond stability field. The Royce targets are further defined by airborne geophysical results from previous exploration work which have not yet been drill tested. Rockwell plans to complete detailed ground geophysics in early 2004 to refine specific drill targets for testing later in the year.

Market Trends

Copper prices have increased in 2003; copper has been trading at over US$1.00/lb since mid- December 2003. As global economic conditions are expected to improve in 2004, these prices are expected to continue.

Financial review

At November 30, 2003, Rockwell had a working capital deficit of $383,804, as compared to working capital of $336,266 in the same quarter of the previous fiscal year. The Company had 55,295,775 common shares issued and outstanding at the end of the second quarter of fiscal 2004. At the Company's annual general meeting held in November 2002, shareholders approved an increase in the authorized share capital from 100,000,000 to 200,000,000 common shares without par value.

In the first quarter of fiscal 2004, the $70,000 reclamation deposit that was held in trust pursuant to an agreement with Falconbridge Limited ("Falconbridge") on the Haut Plateau property (which was terminated in fiscal
2003) was returned to the Company.

At November 30, 2003, the Company was committed to incur, on a best-efforts basis, approximately $197,000 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement. Subsequent to the quarter end, in December 2003, this commitment was fulfilled.

Management estimates that approximately $600,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. Management recognizes that Rockwell must generate additional resources for Rockwell's operations and exploration activities to continue. If the Company is not successful in obtaining such financing, it will need to curtail its operations. Subsequent to the quarter end, in December 2003, the Company raised $3 million in flow-through and non-flow-through financings.

The Company will endeavour to negotiate a funding arrangement, in the form of an equity purchase, joint venture, loan or some combination thereof, which may be supplemented by a public or private share offering to existing or new shareholders. There can be no certainty as to the outcome of any such arrangement.

Results of Operations

The Company's operating loss for the current quarter is $204,607, as compared to an operating loss of $166,155 in the same quarter of the previous fiscal year. Expenses for the quarter totaled $204,818, comparable to $166,406 in the second quarter of fiscal 2003.

The expenses for the second quarter of fiscal 2004 were related to exploration and administration. Exploration expenditures on the Ricardo property totaled $72,226, including $35,544 for legal fees in Chile, $14,993 for share-based compensation, $12,247 for site salaries, $5,544 for property fees and $1,440 for geological wages. The main administrative expenses for the quarter were $34,994 for salaries, $10,710 for consulting fees, $26,439 for share-based compensation and $22,192 for insurance.

Related Party Transactions

Hunter  Dickinson  Inc.  ("HDI") of  Vancouver,  British  Columbia  carries  out geological, corporate development, investor services, administrative and management activities, and incurs third party expenses on behalf of the Company on a full cost-recovery basis. In the second quarter of fiscal 2004, Rockwell paid HDI $49,449, as compared to $76,947 during the second quarter of the previous fiscal year. The Company currently has accounts payable to HDI of $469,947.

Euro-American Capital Corporation, a company controlled by a director of the Company, provided management and advisory services to the Company amounting to $6,208 during the quarter as compared to $3,404 during the same quarter of the previous fiscal year.

Gordon J. Fretwell Law Corporation, a company controlled by a director of the Company, provided legal services to the Company amounting to $2,194 during the quarter as compared to $5,582 during the same quarter of the previous fiscal year.

                   ROCKWELL VENTURES INC.
             CONSOLIDATED FINANCIAL STATEMENTS

             SIX MONTHS ENDED NOVEMBER 30, 2003

              (Expressed in Canadian Dollars)

                        (Unaudited)

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

================================================================================
                                          November 30, 2003        May 31, 2003
                                                (unaudited)           (audited)
--------------------------------------------------------------------------------

ASSETS

Current assets
  Cash and equivalents ......................   $    21,256        $    18,536
  Marketable securities (note 5) ............         8,400              8,400
  Amounts receivable and prepaid ............        58,858             24,820
  Reclamation deposit (notes 6(c) and 11) ...           -               70,000
--------------------------------------------------------------------------------
                                                     88,514            121,756

Security deposit (note 6(b)) ................        28,935             28,935
Mineral property interests (note 6) .........        46,857             46,857
--------------------------------------------------------------------------------

                                                $   164,306        $   197,548
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities ..   $     2,371        $    11,089
  Due to related parties (note 9) ...........       469,947            244,914
--------------------------------------------------------------------------------
                                                    472,318            256,003
--------------------------------------------------------------------------------

Shareholders' deficit
  Share capital (note 8) ....................     8,718,882          8,697,652
  Subscriptions received ....................        20,000                -
  Contributed surplus (note 8(c)) ...........        41,432                -
  Deficit ...................................    (9,088,326)        (8,756,107)
--------------------------------------------------------------------------------
                                                   (308,012)           (58,455)
Nature and continuance of operations (note 1)
--------------------------------------------------------------------------------
                                                $   164,306        $   197,548
================================================================================

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors


/s/ Ronald W. Thiessen                                      /s/ Jeffrey R. Mason

Ronald W. Thiessen                                          Jeffrey R. Mason
Director                                                    Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

=======================================================================================================
                                            Three months ended Nov. 30         Six months ended Nov. 30
                                         --------------------------------------------------------------
                                                  2003            2002            2003            2002
-------------------------------------------------------------------------------------------------------

Expenses
    Exploration (note 7) ..............   $     79,322    $     90,996    $    159,612    $    144,532
    Legal, accounting and audit .......         14,003           7,364          14,845           7,534
    Office and administration .........         97,095          57,863         143,046         111,910
    Shareholder communications ........          6,115           5,556           6,383          11,987
    Trust and filing ..................          8,277           4,270           9,089           4,666
    Travel and conferences ............              6             357             248          12,148
------------------------------------------------------------------------------------------------------
                                               204,818         166,406         333,223         292,777
------------------------------------------------------------------------------------------------------


Other items
    Foreign exchange gain (loss) ......            189          (1,177)           (573)           (811)
    Interest income ...................             22           1,428           1,577           1,820
    Write-down of marketable securities            -               -               -           (16,817)
-------------------------------------------------------------------------------------------------------
                                                   211             251           1,004         (15,808)
-------------------------------------------------------------------------------------------------------


Loss for the period ...................   $   (204,607)   $   (166,155)   $   (332,219)   $   (308,585)
=======================================================================================================

Basic and diluted loss ................   $      (0.00)   $      (0.00)   $      (0.01)   $      (0.01)
per common share
=======================================================================================================

Weighted average number of
common shares outstanding .............     55,207,759      55,199,275      55,203,505      54,706,216
=======================================================================================================



Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

========================================================================================================
                                                                                Six months ended Nov. 30
                                                                                ------------------------
                                                                                2003               2002
--------------------------------------------------------------------------------------------------------

Deficit, beginning of period, as restated                                 $ (8,756,107)    $ (7,901,799)
Loss for the period                                                           (332,219)        (308,585)
--------------------------------------------------------------------------------------------------------

Deficit, end of period, as restated                                       $ (9,088,326)    $ (8,210,384)
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

========================================================================================================================
                                                                   Three months ended Nov. 30   Six months ended Nov. 30
                                                                   -----------------------------------------------------
Cash provided by (applied to):                                              2003         2002         2003         2002
------------------------------------------------------------------------------------------------------------------------

Operating activities
   Loss for the period .............................................   $(204,607)   $(166,155)   $(332,219)   $(308,585)
   Items not affecting cash:
     Write-down of marketable securities ...........................         -            -            -         16,817
     Share-based compensation ......................................      41,432          -         41,432          -
   Changes in non-cash working capital items:
     Amounts receivable and prepaids ...............................      17,587      (26,392)     (34,038)      37,986
     Accounts payable and accrued liabilities ......................     (87,602)       2,154       (8,718)     (90,639)
------------------------------------------------------------------------------------------------------------------------

   Cash provided by (used in) operating activities..................    (233,190)    (190,393)    (333,543)    (344,421)
 -----------------------------------------------------------------------------------------------------------------------

Investing activities
   Reclamation deposit .............................................         -            -         70,000          -
   Security deposit ................................................         -        (35,253)         -        (35,253)
------------------------------------------------------------------------------------------------------------------------

   Cash provided by (used in) investing activities..................         -        (35,253)      70,000      (35,253)
------------------------------------------------------------------------------------------------------------------------

Financing activities
   Due to related parties ..........................................     205,009       15,880      225,033      349,512
   Issuance of share capital, net of issue costs ...................      41,230          -         41,230      186,002
------------------------------------------------------------------------------------------------------------------------

   Cash provided by (used in) financing activities..................     246,239       15,880      266,263      535,514
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and equivalents during the period              13,049    (209,766)       2,720      155,840
Cash and equivalents, beginning of period ..........................        8,207     407,361       18,536       41,755
------------------------------------------------------------------------------------------------------------------------

Cash and equivalents, end of period ................................   $  21,256    $ 197,595    $  21,256    $ 197,595
========================================================================================================================

Supplemental disclosure:
   Interest paid during the period                                                                $       -   $       -
   Income taxes paid during the period                                                            $       -   $       -


The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the period ended November 30, 2003
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------


1.    NATURE AND CONTINUANCE OF OPERATIONS

      Rockwell Ventures Inc. (the "Company") is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Chile and Canada and have also been in Brazil.

      These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred operating losses since its inception. Consequently, the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.


2.    BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A., and for the year ended May 31, 2001 N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All material intercompany balances and transactions have been eliminated upon consolidation.

      The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

      In March 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. held 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. held the remaining 0.10% of the shares. In January 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc. at a then-fair-value of $0.25 per share, or net proceeds of $30,000 (note 5).


3.    SIGNIFICANT ACCOUNTING POLICIES

(a)   Use of estimates

      The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(b)   Cash and equivalents

      Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(c)   Marketable securities

      Marketable securities are recorded at the lower of cost and quoted market value.

(d)   Reclamation deposits

      Reclamation deposits are recorded at cost.

(e)   Mineral property interests

      The acquisition costs of mineral properties are deferred until the property is placed into production, sold or abandoned or management has determined there to have been an impairment in value. These deferred acquisition costs will be amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

      Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of commercial production.

      Exploration costs and option payments are expensed in the period incurred.

      Administrative expenditures are expensed in the period incurred.

(f)   Values

      The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(g)   Environmental and reclamation costs

      Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

(h)   Foreign currency translation

      All of the Company's foreign operations are integrated.

      Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

      Foreign exchange gains or losses are expensed.

(i)   Share capital

      Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

      The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

      Share issue costs are deducted from share capital.

(j)   Share-based compensation

      The Company accounts for all non-cash share-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after June 1, 2002, using the fair value method.

      Under the fair value method, share-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

      Prior to June 1, 2003, no compensation cost was required to be recorded for all other non-cash share-based employee compensation awards. Pursuant to new accounting standards, the Company commenced accounting for non-cash share-based payments to employees using the fair value method, on a prospective basis, effective June 1, 2003. There has been no effect any any prior periods presented.

      Under the fair value method, compensation cost attributable to awards to employees that are direct awards of share, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

      Consideration paid upon the exercise of share purchase options is credited to share capital.

(k)   Future income taxes

      The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

      Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)   Loss per share

      Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

      Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

      Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

      At November 30, 2003, a total of 5,945,625 potentially dilutive shares were excluded from the determination of diluted loss per share.

(m)   Comparative figures

      Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.


4.    CHANGE IN ACCOUNTING POLICY

      During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures, pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change was applied retroactively with restatement of all prior periods presented.

      As a result of the change in accounting policy, adjustments were made to the Consolidated Statements of Operations and Deficit as follows:

      =========================================================================================
      Consolidated Statements of Operations and Deficit
      For the years ended May 31                                             2002          2001
      -----------------------------------------------------------------------------------------

      Deficit, beginning of year as previously reported ............  $ 5,245,773   $   907,698
      Exploration costs expensed ...................................      902,662     1,106,595
      -----------------------------------------------------------------------------------------

      Deficit, beginning of year as restated .......................    6,148,435     2,014,293
      -----------------------------------------------------------------------------------------


      Loss for the year as previously reported ......................   1,753,364     4,338,075
      Exploration costs expensed ....................................         -        (203,933)
      -----------------------------------------------------------------------------------------

      Loss for the year as restated .................................   1,753,364     4,134,142
      -----------------------------------------------------------------------------------------

      Deficit, end of year as restated .............................. $ 7,901,799   $ 6,148,435
      =========================================================================================


5.    MARKETABLE SECURITIES

      Marketable securities are comprised of the following:

      ==========================================================================================
                                                                     November 30,        May 31,
                                                                            2003           2003
      ------------------------------------------------------------------------------------------

      Geostar Metals Inc.,
          120,000 (May 31, 2003 - 120,000) common shares
          Market value $15,600 (May 31, 2003 - $8,400)                 $    8,400     $    8,400
      ==========================================================================================


6.    MINERAL PROPERTY INTERESTS

      ====================================================================================================================
                                                           Royce           Ricardo        Haut Plateau
      Acquisition Costs                                 Property          Property            Property               Total
      --------------------------------------------------------------------------------------------------------------------

      Balance at November 30, 2003 and May
      31, 2003 ..............................        $       -     $        46,857     $           -     $          46,857
      ====================================================================================================================

      Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.


(a)   Royce Diamond Property, Canada

      On November 19, 2003, the Company announced that it had, subject to the acceptance of the TSX Venture Exchange ("TSXV"), entered into a property option agreement with GMD Resource Corp. ("GMD"), a company listed on the TSXV to acquire up to a 60% interest in the Royce Diamond Claims ("the Royce Claims"). The Royce Claims, aggregating in excess of 63,900 hectares, are located within the Slave Geological Province, 110 kilometres north-northwest of Yellowknife, Northwest Territories.

      The Company can earn a 60% interest in the Royce Claims through payments of cash, private placements into GMD, and project expenditures totaling $10 million over five years, or sooner. The Company agreed to pay GMD $50,000 cash and subscribe to a $50,000 private placement into GMD, upon acceptance of the agreement by the TSXV. The Company is committed to project expenditures of $250,000 for drill target refinement within the first year. Thereafter, in order to exercise the option the Company is required to carry out a $500,000 core drilling program by November 16, 2004, followed by option payments of $200,000 (comprised of cash, units of the Company and GMD private placements), and project expenditures of $1.875 million in each of years two and three, whereupon the Company as operator would earn a 51% interest in the Royce Claims.

      The Company also has the right to acquire an additional 9% interest in the Royce Claims over the following two years. The Company can obtain the first 4.5% interest by paying GMD $500,000 in cash or shares on or before January 10, 2007 and making $2 million in further expenditures or contribution to a joint venture on or before November 16, 2007. The Company would then hold a 55.5% interest in the Royce Claims and could earn another 4.5%, to bring its operator interest to 60%, by paying GMD a further $500,000 in cash or shares and making $2 million in additional expenditures or contribution to a joint venture on or before November 16, 2008.


(b)   Ricardo Property, Chile

      The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporacion Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at Chuquicamata. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($28,935) was lodged with the authorities.

      The Company continues to maintain the Ricardo Property in good standing.

(c)   Haut Plateau Property, Canada

      On November 15, 2001, the Company entered into an assignment agreement with HDGI, whereby HDGI agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of a $70,000 reclamation deposit, was to be expended by May 31, 2002, which date was extended and the Company subsequently fulfilled the first year earn-in requirements during the year ended May 31, 2003. Upon the Company earning a 60% interest, a joint venture was to be formed with each party paying its proportionate share of expenses. Falconbridge had a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the financing and requisite completion guarantees for development of a mine.

      The Company  considered  the results  from its  exploration  programs  and decided in November 2002 to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. At May 31, 2003 the Company had $70,000 held in trust as a reclamation deposit. On June 11, 2003 this deposit was returned to the Company (note 11).


7.    EXPLORATION EXPENSES

      ====================================================================================================
                                                                                 Six months
                                                                                      ended     Year ended
                                             Royce      Ricardo                November 30,        May 31,
                                          Property     Property      Other             2003           2003
      ----------------------------------------------------------------------------------------------------

      Assay and analysis ..........   $       -     $       236   $       -       $     236   $     9,875
      Engineering .................           -           4,284           -           4,284         8,963
      Environmental ...............           -             288           -             288           -
      Geological ..................           -          22,245         5,771        28,016       145,200
      Graphics ....................           -           1,144           108         1,252        21,500
      Property fees/assessments ...           -          25,729           465        26,194       124,225
      Right of way income .........           -             -             -             -         (40,104)
      Site activities .............           -          98,590           752        99,342       212,398
      Travel and accommodation ....           -             -             -             -             199
      ----------------------------------------------------------------------------------------------------
      Incurred during the period ..           -         152,516         7,096       159,612       482,256
      Cumulative exploration
      expenses, beginning of period           -       1,492,283     4,465,700     5,957,983     5,475,727
      ---------------------------------------------------------------------------------------------------

      Cumulative exploration
          expenses, end of period .   $       -     $ 1,644,799   $ 4,472,796   $ 6,117,595   $ 5,957,983
      ===================================================================================================


8.    SHARE CAPITAL

(a)   Authorized share capital

      The Company's authorized share capital consists of 200,000,000 common shares, without par value.

(b)   Issued and outstanding common shares

      ==================================================================================================
                                                                                     Number
      Common shares issued:                                              Price    of Shares       Amount
      --------------------------------------------------------------------------------------------------
      Balance May 31, 2002 ......................................                54,162,150   $8,512,758
        Private placement August 2002 (note 8(d)) ...............   $     0.20    1,037,125      184,894
      --------------------------------------------------------------------------------------------------
      Balance May 31, 2003 ......................................                55,199,275    8,697,652
        Warrants exercised ......................................   $     0.22       96,500       21,230
      --------------------------------------------------------------------------------------------------

      Balance November 30, 2003 .................................                55,295,775   $8,718,882
      ==================================================================================================

      Subsequent to the quarter end, on December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.09 for a two year period. The warrants are subject to a 45 day accelerated expiry provision if, at any time after the regulatory four-month hold period, the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days.

(c)   Share purchase options

      At its Annual and Extraordinary General Meeting held in November 2003, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSX Venture Exchange. Under this plan, the Company is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

      The continuity of share purchase options for the period ended November 30, 2003 is:

      ================================================================================================================
                                           Exercise       May 31                                               Nov. 30
      Expiry date                             Price         2003      Granted    Exercised       Expired          2003
      ----------------------------------------------------------------------------------------------------------------

      June 11, 2003 .................   $      0.16       27,000          -            -         (27,000)          -
      November 21, 2003 .............   $      0.16      100,000          -            -        (100,000)          -
      May 20, 2005 ..................   $      0.10       45,000          -            -             -          45,000
      April 6, 2005 .................   $      0.16       50,000          -            -             -          50,000
      May 9, 2005 ...................   $      0.10       15,000          -            -             -          15,000
      July 29, 2005 .................   $      0.10          -         30,000          -             -          30,000
      May 20, 2005 ..................   $      0.15          -      4,865,000          -             -       4,865,000
      ----------------------------------------------------------------------------------------------------------------
                                                         237,000    4,895,000          -        (127,000)    5,005,000

      Weighted average exercise price                $      0.14   $     0.15   $      -      $     0.16    $     0.15
      ================================================================================================================


      Share-based compensation

      During the period ended November 30, 2003, the Company granted 4,895,000 share purchase options to non-employees. The exercise prices of 30,000 share purchase options granted during the period were equal to $0.10 and the market prices at the grant dates was $0.04. The exercise prices of 4,865,000 share purchase options granted during the period were equal to $0.15 and the market prices at the grant date was $0.09.

      Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the six months ended November 30, 2003 have been reflected in the statement of operations as follows:

      Exploration
           Engineering ...............................................   $ 4,284
           Environmental, socioeconomic and land .....................       288
           Geological ................................................    10,421
      --------------------------------------------------------------------------
                                                                          14,993
      Office and administration ......................................    26,439
      --------------------------------------------------------------------------

      Total compensation cost recognized in operations, ..............   $41,432
         credited to contributed surplus
      ==========================================================================

     The weighted-average assumptions used to estimate the fair value of options granted during the period were:

     Risk free interest rate                                                  3%
     Expected life                                                     2.0 years
     Expected volatility                                                     50%
     Expected dividends                                                      nil

(d)   Share purchase warrants

      The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended November 30, 2003 is:

      ==============================================================================================================
                                        Exercise        May 31                                               Nov. 30
      Expiry date                          Price          2003      Issued    Exercised       Expired           2003
      --------------------------------------------------------------------------------------------------------------

      July 4, 2003 ..................   $   0.16       147,500         -            -        (147,500)           -
      October 19, 2003 ..............   $   0.16     2,500,000         -            -      (2,500,000)           -
      December 27, 2003 (i) .........   $   0.22     1,037,125         -        (96,500)          -          940,625
      ---------------------------------------------------------------------------------------------------------------
                                                     3,684,625         -        (96,500)   (2,647,500)       940,625

      Weighted average exercise price               $     0.18   $     -      $    0.22    $     0.16    $      0.22
      ===============================================================================================================

      (i) Subsequent to the period end, 940,625 share purchase warrants expired unexercised.

      On August 27, 2002, the Company completed a private placement of 1,037,125 units at a price of $0.20 per unit. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange over a ten consecutive day period, is greater than or equal to $0.33.


9.    RELATED PARTY BALANCES AND TRANSACTIONS

      ==========================================================================================================
                                                                                              As at        As at
      Balances receivable (payable)                                               November 30, 2003 May 31, 2003
      ----------------------------------------------------------------------------------------------------------
      Exploration advance balances receivable from (payable to) a related party
           Hunter Dickinson Inc. (a) ...........................................          $(469,947)   $(244,914)
      ----------------------------------------------------------------------------------------------------------

      ----------------------------------------------------------------------------------------------------------
                                                                                         Six months         Year
                                                                                              ended        ended
       Transactions                                                               November 30, 2003 May 31, 2003
      ----------------------------------------------------------------------------------------------------------
      Services rendered and expenses reimbursed
           Hunter Dickinson Inc. (a) ...........................................          $  81,499    $ 392,378
           Hunter Dickinson Group Inc. (b) .....................................                -         19,375
           Euro-American Capital Corporation (c) ...............................             12,923       43,727
           Gordon J. Fretwell Law Corporation (d) ..............................              2,194        7,026
      ==========================================================================================================


(a) Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from Hunter Dickinson Inc. have arisen, in the normal course, due to in-progress and near-term planned exploration work primarily on the Company's exploration properties. There are no specific terms of repayment.

(b) Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company.

(c) Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(d) Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.


10.   SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

      There were no significant non-cash transactions during the period, nor for the year ended May 31, 2003.


11.   RECLAMATION DEPOSIT

      In May 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Haut Plateau Property (note 6(c)). In November 2002, the Company terminated its option on the Haut Plateau property. The reclamation deposit of $70,000 was returned to the Company in June 2003.


12.   INCOME TAXES

      The significant component of the Company's future tax assets are as follows:

      =======================================================================================================

                                                                           2003           2002           2001
      -------------------------------------------------------------------------------------------------------

      Net operating loss carry forwards ........................    $ 1,000,000    $   938,200    $   832,000
      Cumulative exploration and development expenses ..........      1,345,700      1,226,300      1,326,600
      Other ....................................................         77,900        123,300        128,000
      -------------------------------------------------------------------------------------------------------

                                                                      2,423,600      2,287,800      2,286,600
      Less: valuation allowance ................................     (2,423,600)    (2,286,600)    (2,287,800)
      --------------------------------------------------------------------------------------------------------

      Net future tax assets ...................................      $        -    $         -    $         -
      ========================================================================================================

      The Company has available for deduction against future taxable income non-capital losses of approximately $2,785,000 (2002 - $2,369,000, 2001 -
      $1,955,000). These losses, if not utilized, will expire in various years ranging from 2004 to 2010. Subject to certain restrictions, the Company also has resource expenditures, net of flow-through financing renounced to shareholders, of approximately $3,600,000 available to reduce taxable income in future years.


13.   FINANCIAL INSTRUMENTS

      The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, reclamation deposit, security deposit, accounts payable and accrued liabilities and due to and from related party. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.


14.   COMMITMENT

      At November 30, 2003, the Company was committed to incur prior to December 31, 2003, on a best-efforts basis, approximately $197,000 in qualifying Canadian Exploration Expenses pursuant to a flow-through private equity placement. Subsequent to the quarter end, in December 2003, the Company fulfilled this commitment.

      Subsequent to the quarter end, on December 31, 2003, the Company completed a private placement (note 8(b)) which included $1,380,000 in flow-through financing. Accordingly, the Company is committed to expend these funds in qualifying Canadian Exploration Expenses prior to December 31, 2004, on a best efforts basis.


15.   SUBSEQUENT EVENTS

      Subsequent to November 30, 2003, the Company:

      (a) granted 25,500 share purchase compensation options exercisable at $0.12 and 45,000 share purchase compensation options exercisable at $0.16 until May 20, 2005.

      (b) completed a $3,000,000 private placement of 37,500,000 units at a price of $0.08 per unit (note 8(b)).